SampleServe, Inc.



SampleServe

Annual Report

2021

Annual Report 2021

Throughout this document, mentions of SampleServe, Inc. refer to SampleServe, Inc., a C Corporation formed on November 15th, 2018, in Traverse City, Michigan (the "Company"). The Company's physical address is 444 Cass Steet, Suite 203-B, Traverse City, Michigan 49684.

You may contact the Company by emailing russell@sampleserve.com. This annual report is posted on the Company's website, https://www.sampleserve.com/. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

SampleServe, Inc. ("SampleServe, Inc." or "Company") is a corporation formed on November 15, 2018, in Traverse City, Michigan. The Company's physical address is 444 Cass Street, Suite 203-B, Traverse City, Michigan 49684. The Company's web site may be accessed at https://www.sampleserve.com/.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Russell Schindler, PG

Board positions with SampleServe, Inc.

Dates	Position	Principal Occupation
11/15/18 – Present	Chairman of the Board of Directors	CEO/Geologist – SampleServe, Inc.

Positions with SampleServe, Inc.

Dates	Position	Responsibilities
11/15/18 – Present	President/CEO	Developed environmental data management system. Works with programmers to develop new applications, reports, and special functions. Beta test applications prior to implementation. Responsible for all marketing, sales and business development. Perform marketing/sales presentations to environmental engineering and consulting companies and petroleum companies.

Dates	Organization	Title, Principal Business, and Responsibilities
1987 - Present	Various Environmental Companies and Organizations	Environmental decisions are based on environmental sampling data. Having the ability to quickly and clearly understand the data is important to quality decision-making. Our web and mobile platforms facilitate the management, collection, labeling, and reporting of both environmental field data and laboratory data. Our product facilitates planning, sampling, and the reporting for engineers. Russell is experienced with a wide variety of environmental projects and programs including; soil and groundwater remediation projects using various types of remediation, implementation of chemical, liquid waste, hazardous waste, and solid waste management programs and procedures, hydrogeological investigations, industrial regulatory compliance audit programs, sewer and water system needs evaluations, level I and II environmental (ASTM) property assessments, asbestos inspections and remediation, and mold inspections and remediation. He developed and patented the money saving Enhanced Dissolved Oxygen Technology (E-DOT®) System, a ground water remediation/treatment system, which is becoming widely used across the country. Developed and patented the Multi-Arrayed Vacuum (MAV®) System, which is an effective and revolutionary free product recovery system. Also, a patent on the Per-Petual® System, a simple and effective hydrogen peroxide injection system for soil and ground water remediation/treatment. Specialties: Developing remediation systems, software systems and programs, managing people and process to make them more efficient.

Eric Bergsma, MBA

Board positions with SampleServe, Inc.

Dates	Position	Principal Occupation
Nov. 15, 2018 - Present	Director	Controller, SampleServe, Inc.

Positions with SampleServe, Inc.

Dates	Position	Responsibilities
Nov. 15, 2018 - Present	Controller	Financial manager for SampleServe, Inc. in charge of accounts payable, accounts receivable, and payroll.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1987 - Present	Various Companies	Eric has an MBA, University of Michigan-1985 and 30-years of financial management experience and is the Controller for SampleServe and has over seven years of experience in purchasing and sales with Ford Motor Company and Siemens Automotive, respectively. He has also been the controller for a successful small business for the past 30 years.

Erik Johnson, P.E., P.G.

Board positions with SampleServe, Inc.

Dates	Position	Principal Occupation
Nov. 15, 2018	Director	Environmental Coordinator at Blarney Castle Oil Company, BS Geological Engineering

Positions with SampleServe, Inc.

Dates	Position	Responsibilities
Nov. 15, 2018	Board Member	Oversite of SampleServe on behalf of Investors

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1982 to Present	Various Companies	Environmental Director, Blarney Castle Oil Co. Bear Lake, Michigan, January 2007 to Present. Senior Project Manager, Fleis & VandenBrink Engineering, Inc., Traverse City, Michigan, May 2003 to January 2007. Vice President, Environmental Consultants & Services, Inc., Traverse City, Michigan, 1994 to 2003. Operations Manager, Environmental Science & Engineering, Inc., Cadillac, Michigan, 1991 to 1994. Project Manager, R. E. Wright Associates, Inc., Middletown, Pennsylvania, 1987 to 1991. Geological Engineer, Buchart-Horn, Inc., York, Pennsylvania, 1986 to 1987. Reservoir Engineer, Amoco Production Company, Traverse City, Michigan 1982 to 1985 and Houston, Texas, 1985 to 1986.

Paul Goudreault, PG

Board positions with SampleServe, Inc.

Dates	Position	Principal Occupation
January 15, 2021	Director	Sales SampleServe, Inc. / Business Coach Enorine Partners, LLC MS Hydrogeology

Positions with SampleServe, Inc.

Dates	Position	Responsibilities
January 15, 2021	Sales/SampleServe, Inc.	Paul is a hydrogeologist with a 40-year career in the engineering & consulting industry. He has led teams as a senior technical advisor, a project manager, an office manager, a vice president of corporate service. He has been the CEO, a director and an owner of two multinational environmental consulting firms. He understands the leadership needs of an organization

and the need to have a strong strategic direction and a leadership team aligned with that direction.

Paul has lived and worked globally conducting business in Asia, Russia, United Kingdom, Europe, Middle East and Latin America. He has designed and implemented organizational transformations, including purchasing and integrating acquired companies, aligning organizations with their strategic intent, and designing and leading account management programs.

During his career, Paul has been responsible for over $2 billion in sales from a portfolio of multinational clients. He has served on several not-for-profit boards supporting environmental stewardship.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

A. Russell Schindler owns 2,768,259 of common stock, and 126,446 of preferred stock, representing a voting power of 41.8%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

There are over 150-million environmental, drinking water, and food safety samples collected every year in the $100 billion dollar a year Environmental, Health, and Safety Industries. Over 99% of these samples are collected using paper methods. The reporting on the results of this sampling data is equally as inefficient.

You would think that the environmental, health and safety, and lab industries, industries all founded in science and technology would be using the latest technologies for these sampling investigations and preparing reports! Well, they're not, in fact it's quite the opposite. They're still gathering data and preparing reports the way they did 30-years ago.

They still scheduling and tracking project details in excel, they're still writing down data on paper forms. They're still filling out sample bottle labels and laboratory instructions by hand. Bottom line, this is pretty much how they did it back in the 80's, and nearly all companies are still operating that way today.

The SampleServe solution to this outdated methodology, is a software platform that ties together all the different users under one central database.

This software platform has a web-based project management tool that can save Project Managers time on scheduling and communication. Each project scope and details are pushed to our mobile field App allowing field technician to collect and transmit all relevant data, including GPS and photos. They can also print QR-coded sample bottle labels in the field, at the time of sampling.

For the lab, the QR-coded labels couple with our <u>patented</u> digital chain-of-custody allows them to log samples at the lab instantly. This saves them significantly on data entry costs and eliminates transcription errors.

Then when laboratory analysis is complete, the lab pushes data back to the platform where actionable graphical reports can be generated in seconds. Data Box Maps, Groundwater contour maps, iso-chemical contour maps, graphs and data tables, all generated and ready for delivery in seconds.

5. How many employees does the Company currently have? (§ 227.201(e))

SampleServe currently has Five employees

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

   A. An investment in our company involves a significant degree of risk and uncertainty. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before investing. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition could likely suffer and the value of our company may fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.
   B. We have a limited operating history and have not yet generated significant revenues. Our limited operating history makes evaluating the business and future prospects difficult and may increase the risk of your investment.
   C. For the fiscal year ended December 31, 2021, SampleServe, Inc. generated a loss. We anticipate generating a loss for the current fiscal year.
   D. We may find that our efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.
   E. The design, development, sale and maintenance of software is capital-intensive business. Assuming we successfully raise the initial funds, we estimate that we will need additional funds to expand into other markets. We will need to raise these additional funds through the issuance

of equity, equity-related, or debt. Terms of subsequent financings may adversely impact your investment.

F.   We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

G.   Our success is dependent upon consumers' willingness to adopt software for sampling. If we cannot develop sufficient market demand for software for sampling, we will not be successful.

H.   Developments and improvements in alternative technologies. Significant developments in alternative technologies, may materially and adversely affect our business and prospects in ways that we do not currently anticipate.

I.   Volatility of demand in the environmental software industry may materially and adversely affect our business prospects, operating results and financial condition. The ownership of our common stock is concentrated among existing founder and co-founders. Upon the sale of all of the shares offered at this time, our executive officers/directors will continue to own beneficially, in the aggregate, a majority of the outstanding shares. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change in control of SampleServe, Inc., Inc. or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

J.   There is currently no public trading market for our common stock, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price. Even if a public market does develop, the market price could decline below the amount you paid for your shares.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	5,319,344	1,713,087	Yes	None
Preferred Unit	2,032,431	0	Yes	None

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

The two founders are holders of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The initial valuation of $1.00 per share was established to raise capital. We have valued the company at issuer's discretion and using a venture capital method since the initial valuation. These valuation methods generated values between $7.2 million and $9 million.

The ultimate determining factor of the company's value will be the price at which the company is valued in its next financing raise. As of the writing of this report this has not yet occurred, nor is it guaranteed to occur, there is not a clear indicator of the company's current value or the value of individual shares of common securities.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

Minority owners of SampleServe, Inc., do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in SampleServe, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Clearpath Strategic	$50,000	0.0%	Past Due
Shauryam	$39,971	0.0%	Past Due
Varnum Law	$31,763	0.0%	Past Due
MI Broadband	$3,350	0.0%	Past Due

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
May 1, 2021	Membership	$142,228	Reg CF	Software Development, Customer support, Sales, and Marketing

14. Describe any transaction since the beginning of the Company's <u>last fiscal year</u>, or any currently proposed transaction, <u>to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer</u> in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

As of the writing of this report the company's current financial condition can best be described as poor or very poor. Payroll is behind and expenses exceed revenues substantially. The 2021 average monthly expenditure rate (or burn rate) averaged $44,000 per month and the average monthly income for 2021 was $15,600 per month. Which equates to an average monthly loss of $28,400.

Income Statement Discussion:
In 2021 our expenses equaled $528,316 and our revenues were $186,803. Software subscription revenues were up from 2020 at just $1,604 to a total of $27,873 in 2021, an substantial increase of 1,638%. Keep in mind that 2020 was the first year of offering software subscriptions. Other revenues from both years were from the physical sampling services and from the Federal Payroll Protect Program (PPP). Sampling revenue dropped to $33,846 in 2021 from $113,125 in 2020 a decrease of 70%. This decrease was due to several factors the two primary factors were the purchase of one of our larger customer companies by another company, and the increased focus on the software development rather than the physical sampling.

2021 was a pivotal year in terms of product development and customer acquisition. We rolled out a new laboratory app for drinking water sample collection (SampleH2O) which has been well received by labs that collect drinking water samples. Our online customer acquisition processes have also started to produce online customers and overseas customers. We partnered with an Australian firm late in 2021 and they are representing SampleServe products in Australia. We also partnered with a sampling company out of Pittsburg PA that is also representing SampleServe in that region.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the unaudited financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

SampleServe, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

SampleServe, Inc. will file a report electronically with the SEC annually and post the report on its web site (https://www.sampleserve.com/) no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:
Russell Schindler
I, CB0C3C5F1EF041E... ("Full name") certify that:

(1) the financial statements of SampleServe, Inc. ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of SampleServe, Inc. ("Company name") included in this Form reflects accurately the information reported on the tax return for SampleServe, Inc. ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Russell Schindler

Position: CEO, President

Date: 4/27/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SampleServe

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 First Community Bank	0.00
1002 Chase Bank	2,118.29
Total Bank Accounts	**$2,118.29**
Accounts Receivable	
1200 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1499 Undeposited Funds	0.00
1600 inventory	0.00
1640 Uncategorized Asset	376.92
Total Other Current Assets	**$376.92**
Total Current Assets	**$2,495.21**
Fixed Assets	
1700 Tools	7,107.02
1753 2007 Grand Caravan	0.00
1754 Vehicles	17,213.00
1800 Office Equipment	30,451.44
1810 Equipment	28,025.27
1850 Accumulated Depreciation	-63,996.91
Total Fixed Assets	**$18,799.82**
Other Assets	
1900 Web Site Development	896,778.17
1910 Organizational Expenses	800.00
1920 Capitalized Financing Costs	12,500.00
1950 Accumulated Amortization	-819,213.59
1960 Note Receivable Shareholder	25,425.37
Total Other Assets	**$116,289.95**
TOTAL ASSETS	**$137,584.98**

SampleServe

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
2100 Payroll Liabilities	0.00
2100.1 FICA Payable	0.00
2100.2 FUTA Payable	0.00
2100.3 MI SUTA Payable	0.00
2100.4 MI WH Payable	0.00
Total 2100 Payroll Liabilities	**0.00**
2200 Line of Credit Liability	0.00
2201 Loan (Bergsma)	40,000.00
2203 Loan Payable to Limei	65,000.00
2300 Customer Deposits	0.00
2600 Payroll Tax Payable	0.00
2700 Sales tax payable	0.00
Total Other Current Liabilities	**$105,000.00**
Total Current Liabilities	**$105,000.00**
Long-Term Liabilities	
2950 Notes Payable	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$105,000.00**
Equity	
3000 Opening Bal Equity	0.00
3100 Retained Earnings	-2,015,309.13
3200 Capital Stock	50,995.00
3300 Owner's Equity - Bergsma	0.00
3500 Shareholder Distributions	0.00
3600 Series 1 Seed Investment	1,081,552.98
3601 Series 2 Seed Investment	825,000.00
3602 Boomerang Catapult Note Retirement Investment	300,001.00
3605 NetCapital Investment	131,858.82
Net Income	-341,513.69
Total Equity	**$32,584.98**
TOTAL LIABILITIES AND EQUITY	**$137,584.98**

SampleServe

Profit and Loss
January - December 2021

	TOTAL
Income	
4020 Licensing Income	16,198.53
4025 Report Subscriptions	654.21
4040 Other Income	103,042.00
4045 Drinking Water	4,205.50
4050 Programming	27,873.77
4080 Sampling	33,846.00
4090 Uncategorized Income	243.00
4095 Unapplied Cash Payment Income	740.00
Total Income	**$186,803.01**
GROSS PROFIT	**$186,803.01**
Expenses	
6110 Automobile Expense	5,903.08
6118 Supplies	7,131.87
6120 Bank Service Charges	1,321.24
6130 Marketing Expense	4,162.10
6131 Events & trade shows	2,839.50
6132 Promotion	140.00
Total 6130 Marketing Expense	**7,141.60**
6160 Dues and Subscriptions	625.00
6180 Insurance	
6181 medical insurance	30,784.34
6182 Vehicle Insurance	1,144.52
6183 Workers Comp Insurance	464.39
6184 General Liability Insurance	679.15
Total 6180 Insurance	**33,072.40**
6200 Interest Exp. - Line of Credit	143.10
6230 Licenses and Permits	650.00
6240 Miscellaneous	100.00
6250 Postage and Delivery	1,686.32
6270 Professional Fees	
6271 Legal Fees	7,030.00
6272 Accounting	1,965.00
Total 6270 Professional Fees	**8,995.00**
6290 Rent	29,639.80
6340 Telephone	4,207.75
6346 Software Subscriptions	14,036.44
6350 Ent/Meals/Travel	
6365 Promotional Meals	37.53
6370 Meals	444.85

SampleServe

Profit and Loss

January - December 2021

	TOTAL
6380 Travel	3,429.56
Total 6350 Ent/Meals/Travel	**3,911.94**
6500 Payroll Wages	122.59
6501 Administration	2,221.20
6502 R&D	122,302.03
6503 Sales & Marketing	28,282.18
6504 Sampling Services	7,824.75
Total 6500 Payroll Wages	**160,752.75**
6510 Benefits	-4,347.14
6520 Payroll Processing Fees	2,635.20
6550 Office Supplies	294.60
6660 Website maintenance	17,744.88
6700 Depreciation Expense	9,064.89
6750 Amortization Expense	207,741.61
6820 Payroll Taxes	15,525.38
7004 Payroll Expenses	203.85
QuickBooks Payments Fees	135.14
Total Expenses	**$528,316.70**
NET OPERATING INCOME	**$ -341,513.69**
NET INCOME	**$ -341,513.69**